SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 30, 2003

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated April 30, 2003 re: Partner Communications Reports First-Quarter Results; Company Posts NIS 34.8 Million Net Income, Attaching the Full Financial Report.

PARTNER COMMUNICATIONS REPORTS FIRST — QUARTER RESULTS

COMPANY POSTS NIS 34.8 MILLION NET INCOME

Rosh Ha’ayin, Israel, April 30, 2003 — Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) today announced its results for the first quarter ended March 31st 2003.

Highlights:

•	Revenues in Q1 2003 rose to NIS 1,031.3 million (US$ 220.0 million), up 11% from NIS 929.5 million in Q1 2002.

•	EBITDA for Q1 2003 rose to NIS 261.8 million (US$ 55.9 million), up 16% from NIS 225.9 million in Q1 2002.

•	Operating profit for Q1 2003 rose to NIS 130.3 million (US$ 27.8 million), up 26% from NIS 103.8 million for Q1 2002.

•	Net income for Q1 2003 rose to NIS 34.8 million (US$ 7.4 million), compared to a loss of NIS 22.9 million for Q1 2002.

•	Active subscribers rose 19% to 1,894,000, compared to 1,596,000 at the end of the first quarter of 2002.

•	Market share increased to an estimated 29%, up from 27% at the end of the first quarter of 2002.

•	Churn rate in the quarter was 4.0% versus 1.3% in Q1 2002.

•	Minutes of use per subscriber averaged 267 per month for the quarter, down 6% from 284 minutes per month in Q1 2002.

•	ARPU for the quarter was NIS 164 (US$ 35.1), down 11% compared to NIS 184 in Q1 2002.

•	Average cost of acquiring a new subscriber (SAC) in the quarter was NIS 426 (US$ 90.9), down 4% compared to NIS 443 in Q1 2002.

Commenting on the first quarter results, Amikam Cohen, Partner’s CEO said: “Despite the persistently challenging macroeconomic environment, we continued to improve our operational and financial performance. We have also continued to demonstrate our ability to maintain tight controls over our costs and to adapt our business to changing market conditions as well as regulatory influences. Our core strengths in marketing, customer service, and network strategies enable us to achieve our performance goals.”

Financial Review

Partner’s Q1 2003 revenues totaled NIS 1,031.3 million (US$ 220.0 million), up 11% from NIS 929.5 million in Q1 2002 and down 3% from NIS 1,062.1 million in Q4 2002. Revenues for Q1 2003 were substantially affected by the 10% reduction of incoming call termination tariffs on January 1, 2003 that was mandated by the regulator and by a reduction in roaming revenues resulting primarily from regional tension, which discouraged travel to and from Israel.

Data and content revenues accounted for 7% of total revenues in Q1 2003, compared to 5% in the first quarter of 2002 and 6.4% in Q4 2002. Data and content revenues accounted for approximately 8% of ARPU in Q1 2003.

Cost of revenues in Q1 2003, driven primarily by interconnect charges and other network expenses related to higher subscriber numbers and usage, increased by 9% to NIS 780.3 million (US$ 166.5 million) versus NIS 713.7 million in Q1 2002. Q1 2002 cost of revenues benefited from a refund of royalties in the amount of NIS 12 million. Compared to Q4 2002, cost of revenues decreased by 3% from NIS 808.6 million. The decrease was mainly due to reduced interconnect and roaming charges to other cellular operators, an 11% reduction in the royalty rate paid to the Government, and efficiencies implemented in our network and logistical operations.

Selling and marketing expenses remained relatively stable in Q1 2003, totaling NIS 78.3 million (US$ 16.7 million) versus NIS 78.6 million in Q1 2002. Compared to Q4 2002, selling and marketing expenses decreased by 8% from NIS 85.3 million. The decrease compared to Q4 2002 resulted primarily from an increased level of marketing expenditures in Q4 2002. Q1 2003 expenditures were in line with the average quarterly selling and marketing expenditures of NIS 77.0 million over the last eight quarters.

General and administrative expenses in Q1 2003 totaled NIS 42.4 million (US$ 9.0 million) compared to NIS 33.4 million in Q1 2002, an increase of 27%. The increase resulted primarily from higher insurance premiums, increased provision for doubtful accounts, and increased expenses associated with the consolidation of our operations in our Rosh Haayin campus. Compared to Q4 2002, general and administrative expenses increased by 9% from NIS 38.9 million, mainly due to a larger provision for doubtful accounts in a slowing economy.

Operating profit increased to NIS 130.3 million (US$ 27.8 million) from NIS 103.8 million in Q1 2002, an increase of 26%, and from NIS 129.3 million in Q4 2002, an increase of 1%. Operating profit for Q1 2003 as a percentage of revenues increased to 13% from 11% in Q1 2002 and 12% in Q4 2002. EBITDA for Q1 2003 as a percentage of revenues increased to 25% from 24% in Q1 2002. EBITDA for Q4 2002 as a percentage of revenues was also 25%.

Financial expenses in Q1 2003 were NIS 95.5 million (US$ 20.4 million), down 22% from NIS 122.6 million in Q1 2002, primarily due to lower foreign currency exchange differences. Compared to Q4 2002, financial expenses decreased by 3% from NIS 98.7 million.

In Q1 2003, the Company had net income of NIS 34.8 million (US$ 7.4 million), or NIS 0.19 (US$ 0.04) per ADS or per share, compared to a loss of NIS 22.9 million, or NIS 0.13 per share or per ADS for Q1 2002, and net income of NIS 30.6 million, or NIS 0.17 per share or per ADS in Q4 of 2002.

“We are very pleased with our financial results for Q1 2003”, said Mr. Alan Gelman, Partner’s Chief Financial Officer. “We grew our net income from Q4 2002 despite the fact that our revenues were substantially affected by the 10% reduction of incoming call termination tariffs on January 1, 2003, as was mandated by the regulator. We also achieved revenue growth of 11% as compared to the first quarter of 2002, demonstrating our ability to continue to grow our revenues at a healthy rate in a highly penetrated market. Looking forward, we expect higher revenues in Q2 2003 and improving margins.”

Funding and Investing Review

In Q1 2003, the Company generated free cash flow for the fourth consecutive quarter. This achievement enabled the Company to reduce its bank debt by NIS 145 million over the past twelve months. Cash flow from operating activities net of investing activities totaled NIS 23.7 million (US$ 5.1) in Q1 2003 compared to negative cash flow of NIS 312.7 million in Q1 2002 and positive cash flow of NIS 74.1 million in Q4 2002. Q1 2002 results included cash outflows of NIS 176.0 million for licenses for Third Generation and 1800 GSM spectrum.

Capital expenditures totaled NIS 64.1 million (US$ 13.7 million) in Q1 2003, or 6% of revenues, down from NIS 127.1 million in Q1 2002, or 14% of revenues. Compared with the previous quarter, capital expenditures were down 47% from NIS 120.7 million, principally due to timing differences in the Company’s investment plan. The Company expects to invest substantially less in Second Generation capital expenditures in 2003 than it did in 2002, in anticipation of the upcoming buildout of its Third Generation network. The timing of the buildout will be finalized in accordance with the progress made in 3G networks worldwide and the competitive landscape in Israel.

As of the end of Q1 2003, the US dollar equivalent of US$ 514 million had been drawn from our US$ 683 million bank facility, leaving the Company with additional credit availability of US$ 169 million.

Commenting on the Company’s funding situation, Mr. Gelman said: “Our consistent cash flow generation and the remaining availability from our credit facility, should allow us to execute our business strategy without any additional injection of capital or the need for any additional credit facility or debt instruments.”

Operational Review

During Q1 2003, net active subscribers increased by 57,000, or 3.1%.

The Company’s active subscriber base as of March 31, 2003 totaled 1,894,000, representing an approximate market share of 29% versus 27% at the end of Q1 2002. It was comprised of 306,000 business subscribers (16% of the base), 1,035,000 post-paid private subscribers (55% of the base) and 553,000 prepaid subscribers (29% of the base).

The quarterly churn rate for Q1 2003 was 4.0%, compared to 1.3% in Q1 2002 and 2.9% in Q4 2002. The increase was driven primarily by increased churn in the prepaid sector and by “rotational churn”. Rotational churn occurs when an existing customer purchases a new handset and a SIM card, and then ceases to use either the new or the old SIM card. The Company anticipates a churn rate in 2003 of approximately 16%.

75% of the decline in average monthly revenue per subscriber (“ARPU”) in Q1 2003 versus Q4 2002 was caused by the reduction of incoming call termination tariffs, and lower roaming revenues. ARPU for the first quarter of 2003 was NIS 164 (US$ 35.1), compared to NIS 184 for Q1 2002, a decrease of 11%, and NIS 178 for Q4 2002, a decrease of 8%. MOU for the quarter was 267 minutes compared to 284 minutes per month for Q1 2002, a decrease of 6%, and 272 minutes per month for Q4 2002, a decrease of less than 2%.

The average cost of acquiring new subscribers (SAC) in Q1 2003 was NIS 426 (US$ 90.9), compared to NIS 443 in Q1 2002 and NIS 482 for Q4 2002. The Company expenses in full all subscriber acquisition and customer retention costs.

Mr. Gelman added, “Looking forward to the rest of 2003, we anticipate relatibvely stable MOU, ARPU and SAC.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first-quarter results on April 30, 2003, at 18:00 Israel local time (11:00 a.m. Eastern Daylight time). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor Web site at http://investors.partner.co.il.

To listen to the broadcast, please go to the Web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends until midnight on May 7, 2003.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to more than 1.89 million subscribers in Israel. Partner subscribers can use roaming services in 109 destinations using 254 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://investors.partner.co.il

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

•	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

•	The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;

•	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

•	The availability and cost of capital and the consequences of increased leverage;

•	The risks and costs associated with the need to acquire additional spectrum for current and future services;

•	The risks associated with technological requirements, technology substitution and changes and other technological developments;

•	Fluctuations in exchange rates;

•	The results of litigation filed or to be filed against us; and

•	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

•	As well as the risk factors specified under the heading “Risk Factors” in our 2002 annual report on Form 20F filed with the SEC on March 14, 2003.

The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q1 2003 are unaudited.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31st, 2003: US $1.00 equals NIS4.687. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Contacts:

Mr. Alan Gelman Chief Financial Officer Tel: +972-67-814951 Fax:+972-67-815961 E-mail:alan.gelman@orange.co.il	Dr. Dan Eldar V.P. Carrier, Investor and International Relations Tel:+972-67-814151 Fax:+972-67-814161 E-mail:dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

			Convenience translation into
	New Israeli shekels*		U.S. dollars**

	March 31,	December 31,	March 31,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	1,621	1,360	346	290
Security deposit	106,653	107,794	22,755	22,999
Accounts receivable:
Trade	496,261	518,768	105,880	110,682
Other	56,661	50,986	12,089	10,878
Inventories	147,707	137,508	31,514	29,338

Total current assets	808,903	816,416	172,584	174,187

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities	3,530	3,530	753	753
Accounts receivables — trade	1,092		233
Funds in respect of employee rights upon retirement	45,159	42,461	9,635	9,059

	49,781	45,991	10,621	9,812

FIXED ASSETS, net of accumulated depreciation and amortization	1,816,625	1,864,511	387,588	397,806

LICENSE AND DEFERRED CHARGES,
net of amortization	1,255,046	1,269,348	267,772	270,823

	3,930,355	3,996,266	838,565	852,628

			Convenience translation into
	New Israeli shekels*		U.S. dollars**

	March 31,	December 31,	March 31,	December 31,
	2003	2002	2002	2001

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands
Liabilities net of capital deficiency
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	503,715	532,987	107,471	113,716
Other	155,305	202,166	33,135	43,133

Total current liabilities	659,020	735,153	140,606	156,849

LONG-TERM LIABILITIES:
Bank loans	2,445,763	2,467,556	521,818	526,468
Notes payable	820,225	828,975	175,000	176,867
Liability for employee rights upon retirement	64,768	60,966	13,819	13,008

Total long-term liabilities	3,330,756	3,357,497	710,637	716,343

Total liabilities	3,989,776	4,092,650	851,243	873,192

CAPITAL DEFICIENCY:
Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2002 and March 31, 2003 — 235,000,000 shares; issued and outstanding — December 31, 2002 — 181,595,222 shares and March 31, 2003 — 181,717,139 shares	1,817	1,816	387	387
Capital surplus	2,293,400	2,293,270	489,311	489,283
Deferred compensation	(4,373)	(6,385)	(933)	(1,362)
Accumulated deficit	(2,350,265)	(2,385,085)	(501,443)	(508,872)

Total capital deficiency	(59,421)	(96,384)	(12,678)	(20,564)

	3,930,355	3,996,266	838,565	852,628

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

			Convenience translation
	New Israeli shekels*		into U.S. dollars**
	3 month		3 month
	period ended		period ended
	March 31,		March 31,

	2003	2002	2003	2002

	(Unaudited)
	In thousands (except per share data)
REVENUES — net	1,031,266	929,490	220,027	198,312
COST OF REVENUES	780,312	713,699	166,484	152,272

GROSS PROFIT	250,954	215,791	53,543	46,040
SELLING AND MARKETING EXPENSES	78,292	78,633	16,704	16,777
GENERAL AND ADMINISTRATIVE EXPENSES	42,354	33,399	9,037	7,126

OPERATING PROFIT	130,308	103,759	27,802	22,137
FINANCIAL EXPENSES — net	95,488	122,559	20,373	26,148
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES		4,054		865

NET INCOME (LOSS)	34,820	(22,854)	7,429	(4,876)

EARNINGS (LOSS) PER SHARE (“EPS”):
Basic and diluted	0.19	(0.13)	0.04	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	181,649,859	178,934,166	181,649,859	178,934,166

Diluted	183,286,020	178,934,166	183,286,020	178,934,166

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
	New Israeli shekels*		U.S. dollars**

	3 month period		3 month period
	ended March 31,		ended March 31,

	2003	2002	2003

	(Unaudited)
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	34,820	(22,854)	7,429
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	134,977	120,851	28,798
Loss on impairment of investments in non-marketable securities		4,054
Amortization of deferred compensation related to employee stock option grants, net	1,838	3,587	392
Liability for employee rights upon retirement	3,802	4,280	811
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	(6,843)	60,082	(1,460)
Erosion of (accrued interest and exchange differences on) security deposit	1,141	(5,527)	244
Sundry	(3,004)	(556)	(641)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	21,415	(20,584)	4,569
Other	(5,675)	(12,160)	(1,211)
Increase (decrease) in accounts payable and accruals:
Trade	8,209	(17,286)	1,752
Other	(49,319)	(55,895)	(10,523)
Increase in inventories	(10,199)	(27,652)	(2,176)

Net cash provided by operating activities	131,162	30,340	27,984

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(108,882)	(164,481)	(23,230)
Proceeds from sale of fixed assets	4,074	1,913	869
Purchase of additional spectrum		(176,027)
Funds in respect of employee rights upon retirement	(2,698)	(4,407)	(576)

Net cash used in investing activities	(107,506)	(343,002)	(22,937)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	305	20	65
Long-term bank loans received		820,956
Repayment of long term bank loans	(23,700)	(506,524)	(5,056)

Net cash provided by (used in) financing activities	(23,395)	314,452	(4,991)

INCREASE IN CASH AND CASH EQUIVALENTS	261	1,790	56
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,360	5,272	290

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,621	7,062	346

Supplementary information on investing activities not involving cash flows

At March 31, 2003, trade payables include NIS 79,925,000 ($17,052,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS
AND EBITDA

			Convenience
			translation into
	New Israeli shekels*		U.S. dollars**

	3 month period		3 month period
	ended March 31		ended March 31,

	2003	2002	2003

	(Unaudited)
	In thousands
Net cash provided by operating activities	131,162	30,340	27,984

Liability for employee rights upon retirement	(3,802)	(4,280)	(811)
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	6,843	(60,082)	1,460
Erosion of (accrued interest and exchange and linkage differences on) security deposit	(1,141)	5,527	(244)
Decrease (increase) in accounts receivable:
Trade	(21,415)	20,584	(4,569)
Other	5,675	12,160	1,211
Increase (decrease) in accounts payable and accruals:
Trade	(8,209)	17,286	(1,752)
Other	49,319	55,895	10,523
Increase in inventories	10,199	27,652	2,176
Financial expenses***	93,149	120,786	19,874

EBITDA	261,780	225,868	55,852

*	The financial statements have been prepared on the basis of historical cost.

**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at March 31, 2003: US $1.00 equals 4.687 NIS.

***	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	New Israeli shekels

	March 31	June 30	September 30	December 31	March 31
	2002	2002	2002	2002	2003

	(Unaudited)
	In thousands
REVENUES — net	929,490	991,566	1,071,385	1,062,122	1,031,266
COST OF REVENUES	713,699	742,642	804,526	808,591	780,312

GROSS PROFIT	215,791	248,924	266,859	253,531	250,954
SELLING AND MARKETING EXPENSES	78,633	76,092	68,085	85,269	78,292
GENERAL AND ADMINISTRATIVE EXPENSES	33,399	34,861	36,392	38,942	42,354

OPERATING PROFIT	103,759	137,971	162,382	129,320	130,308
FINANCIAL EXPENSES — net	122,559	112,738	111,137	98,746	95,488
LOSS ON IMPAIRMENT OF INVESTMENT IN NON-MARKETABLE SECURITIES	4,054

NET INCOME (LOSS) FOR THE PERIOD	(22,854)	25,233	51,245	30,574	34,820

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)
SUMMARY OPERATING DATA

	March 31, 2002		March 31, 2003

Subscribers (in thousands)	1,596		1,894
Estimated share of total Israeli mobile telephone subscribers	27%		29%
Churn rate in quarter	1.3%		4%
Average monthly usage in quarter per subscriber (minutes)	284		267
Usage for Business subscribers	514		536
Usage for private subscribers	259		244
Usage for pre-paid subscribers	170		143
Average monthly revenue in quarter per subscriber, including in-roaming revenue (NIS)	184		164
ARPU for Business subscribers	337		318
ARPU for private subscribers	167		147
ARPU for pre-paid subscribers	127		113
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	1,901	(690)	2,065	(738)
Subscriber acquisition costs in quarter per subscriber (NIS)	443		426
Number of employees (full-time equivalent)	2,469		2,723

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AT MARCH 31, 2003
(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AT MARCH 31, 2003
(Unaudited)

Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —
IN NOMINAL NEW ISRAELI SHEKELS (NIS):
Balance Sheets — March 31, 2003 and December 31, 2002	2-3
Statements of Operations — Three Months Ended March 31, 2003 and 2002	4
Statement of Changes in Capital Deficiency — Three Months Ended March 31, 2003	5
Statements of Cash Flows — Three Months Ended March 31, 2003 and 2002	6
Notes to Financial Statements — March 31, 2003	7-10

The amounts are stated in New Israeli Shekels (NIS) in thousands.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

			Convenience translation into
	New Israeli shekels		U.S. dollars (see note 2b)

	March 31,	December 31,	March 31,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	1,621	1,360	346	290
Security deposit	106,653	107,794	22,755	22,999
Accounts receivable:
Trade	496,261	518,768	105,880	110,682
Other	56,661	50,986	12,089	10,878
Inventories	147,707	137,508	31,514	29,338

Total current assets	808,903	816,416	172,584	174,187

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities	3,530	3,530	753	753
Accounts receivables — trade	1,092		233
Funds in respect of employee rights upon retirement	45,159	42,461	9,635	9,059

	49,781	45,991	10,621	9,812

FIXED ASSETS, net of accumulated depreciation and amortization	1,816,625	1,864,511	387,588	397,806

LICENSE AND DEFERRED CHARGES, net of amortization	1,255,046	1,269,348	267,772	270,823

	3,930,355	3,996,266	838,565	852,628

Date of approval of the financial statements: April 30, 2003.

Amikam Cohen Chief Executive Officer	Alan Gelman Chief Financial Officer

2

			Convenience translation into
	New Israeli shekels		U.S. dollars (see note 2b)

	March 31,	December 31,	March 31,	December 31,
	2003	2002	2002	2001

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands
Liabilities net of capital deficiency
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	503,715	532,987	107,471	113,716
Other	155,305	202,166	33,135	43,133

Total current liabilities	659,020	735,153	140,606	156,849

LONG-TERM LIABILITIES:
Bank loans	2,445,763	2,467,556	521,818	526,468
Notes payable	820,225	828,975	175,000	176,867
Liability for employee rights upon retirement	64,768	60,966	13,819	13,008

Total long-term liabilities	3,330,756	3,357,497	710,637	716,343

Total liabilities	3,989,776	4,092,650	851,243	873,192

CAPITAL DEFICIENCY:
Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2002 and March 31, 2003 — 235,000,000 shares; issued and outstanding — December 31, 2002 — 181,595,222 shares and March 31, 2003 — 181,717,139 shares	1,817	1,816	387	387
Capital surplus	2,293,400	2,293,270	489,311	489,283
Deferred compensation	(4,373)	(6,385)	(933)	(1,362)
Accumulated deficit	(2,350,265)	(2,385,085)	(501,443)	(508,872)

Total capital deficiency	(59,421)	(96,384)	(12,678)	(20,564)

	3,930,355	3,996,266	838,565	852,628

The accompanying notes are an integral part of these condensed financial statements.

3

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

			Convenience translation
			into U.S. dollars
	New Israeli shekels		(see note 2b)

	3 month		3 month
	period ended		period ended
	March 31,		March 31,

	2003	2002	2003	2002

	(Unaudited)
	In thousands (except per share data)
REVENUES — net	1,031,266	929,490	220,027	198,312
COST OF REVENUES	780,312	713,699	166,484	152,272

GROSS PROFIT	250,954	215,791	53,543	46,040
SELLING AND MARKETING EXPENSES	78,292	78,633	16,704	16,777
GENERAL AND ADMINISTRATIVE EXPENSES	42,354	33,399	9,037	7,126

OPERATING PROFIT	130,308	103,759	27,802	22,137
FINANCIAL EXPENSES — net	95,488	122,559	20,373	26,148
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES		4,054		865

NET INCOME (LOSS)	34,820	(22,854)	7,429	(4,876)

EARNINGS (LOSS) PER SHARE (“EPS”):
Basic and diluted	0.19	(0.13)	0.04	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	181,649,859	178,934,166	181,649,859	178,934,166

Diluted	183,286,020	178,934,166	183,286,020	178,934,166

The accompanying notes are an integral part of these condensed financial statements.

4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT
OF CHANGES IN CAPITAL DEFICIENCY

	Share	Capital	Deferred	Accumulated
	Capital	Surplus	Compensation	Deficit	Total

	In thousands
New Israeli shekels (note 2b)
BALANCE AT JANUARY 1, 2003 (audited)	1,816	2,293,270	(6,385)	(2,385,085)	(96,384)
CHANGES DURING THE 3 MONTHS ENDED MARCH 31, 2003 (unaudited):
Exercise of options granted to employees	1	304			305
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(174)	2,012		1,838
Net income				34,820	34,820

BALANCE AT MARCH 31, 2003 (unaudited)	1,817	2,293,400	(4,373)	(2,350,265)	(59,421)

Convenience translation into U.S. dollars (note 2b)
BALANCE AT JANUARY 1, 2003 (audited)	387	489,283	(1,362)	(508,872)	(20,564)
CHANGES DURING THE 3 MONTHS ENDED MARCH 31, 2003 (unaudited):
Exercise of options granted to employees	*	65			65
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(37)	429		392
Net income				7,429	7,429

BALANCE AT MARCH 31, 2003 (unaudited)	387	489,311	(933)	(501,443)	(12,678)

*	Representing an amount less than $1,000.

The accompanying notes are an integral part of these condensed financial statements.

5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
			U.S. dollars
			(see note 2b)
	New Israeli shekels
			3 month period
	3 month period ended March 31,		ended March 31,

	2003	2002	2003

	(Unaudited)
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	34,820	(22,854)	7,429
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	134,977	120,851	28,798
Loss on impairment of investments in non-marketable securities		4,054
Amortization of deferred compensation related to employee stock option grants, net	1,838	3,587	392
Liability for employee rights upon retirement	3,802	4,280	811
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	(6,843)	60,082	(1,460)
Erosion of (accrued interest and exchange differences on) security deposit	1,141	(5,527)	244
Sundry	(3,004)	(556)	(641)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	21,415	(20,584)	4,569
Other	(5,675)	(12,160)	(1,211)
Increase (decrease) in accounts payable and accruals:
Trade	8,209	(17,286)	1,752
Other	(49,319)	(55,895)	(10,523)
Increase in inventories	(10,199)	(27,652)	(2,176)

Net cash provided by operating activities	131,162	30,340	27,984

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(108,882)	(164,481)	(23,230)
Proceeds from sale of fixed assets	4,074	1,913	869
Purchase of additional spectrum	(176,027)
Funds in respect of employee rights upon retirement	(2,698)	(4,407)	(576)

Net cash used in investing activities	(107,506)	(343,002)	(22,937)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	305	20	65
Long-term bank loans received		820,956
Repayment of long term bank loans	(23,700)	(506,524)	(5,056)

Net cash provided by (used in) financing activities	(23,395)	314,452	(4,991)

INCREASE IN CASH AND CASH EQUIVALENTS	261	1,790	56
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,360	5,272	290

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,621	7,062	346

Supplementary information on investing activities not involving cash flows

At March 31, 2003, trade payables include NIS 79,925,000 ($17,052,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

The accompanying notes are an integral part of these condensed financial statements.

6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(Unaudited)

1.	Nature of operations:

Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

2.	Basis of presentation:

a.	The condensed consolidated interim financial statements at March 31, 2003 and for the three-month period then ended (“the interim financial statements”) have been prepared in condensed form, in accordance with accounting principles generally accepted in the United States for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles in the United States, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels (“NIS”).

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange rate of the
	U.S. dollar	Israeli CPI

	%	%
Three months ended March 31,
2003	(1.1)	0.8
2002	5.7	2.4
Year ended December 31,
2002	7.3	6.5

The Nominal NIS figures at March 31, 2003 and December 31, 2002 and for the three month periods ended at March 31, 2003 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at March 31, 2003 ($1 = NIS 4.687). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2003
(Unaudited)

3.	Contingent liabilities:

a.	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action. While the amount of the claim was substantial, the ultimate liability could not be determined because of the considerable uncertainties that exist.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, may be brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

On June 20, 2002, legal counsel representing the consumer organization informed the Company of his intention to resume these proceedings.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claims, if and when re-opened, and therefore no provision has been made.

b.	On July 8, 2001 a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, since preliminary proceedings between the parties are yet to take place, and the claim concerns a contract interpretation issue, the company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

c.	On March 20, 2002, the Company received a demand by one of the company’s former distributors, mainly for alleged violation of his exclusive distribution agreement.

The amount of the demand against the Company is set at NIS 130 million for filing purposes, although the claimant states that his damages far exceed the above amount.

To the date of these financial statements, this demand has not been filed by the way of a legal claim.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the demand if filed by the way of legal claim, and the amount of the claim, therefore no provision has been made.

8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2003
(Unaudited)

3.	Contingent liabilities (continued):

d.	On April 8, 2002, a claim was filed against the Company, together with a request to approve this claim as a class action, alleging a variety of consumer complaints.

The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

e.	On May 21, 2002, a claim was filed against the Company and other Israeli telecommunication companies together with a request to approve this claim as a class action. According to the applicants, the defendants have entered into agreements with commercial entities that offer the public various content services via calls to cellular telephone numbers. The applicants allege that, in fact, the calls are not carried out by wireless but via a fixed line, an act that is in violation of the law and the license. Accordingly, the applicants claim that the defendants must refund the public all the amounts that were charged in connection with said content services agreements. The applicants do not know the amount of the class action, but estimate it at NIS 600 million.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition the Company and its legal council are of the opinion that in light of those facts known at this early stage, the abovementioned amount of the claim is excessive.

f.	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

g.	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
MARCH 31, 2003
(Unaudited)

3.	Contingent liabilities (continued):

h.	On April 13, 2003 a claim was filed against the Company and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

10

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By /s/ Alan Gelman Name: Alan Gelman Title: Chief Financial Officer

Dated: April 30, 2003